June 11, 2019

Leandro Iglesias
Chief Executive Officer
iQSTEL Inc.
300 Aragon Avenue, Suite 375
Coral Gables, FL 33134

       Re: iQSTEL Inc.
           Offering Statement on Form 1-A/A
           Filed on June 3, 2019
           File no. 024-10950

Dear Mr. Iglesias:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 3, 2019 letter.

Offering Statement on Form 1-A/A, filed on June 3, 2019

Dilution, page 26

1. Net tangible book value is calculated by subtracting total liabilities from total tangible assets. We note as of March 31, 2019 you had a net tangible deficit. Please revise your calculations of net tangible book value/deficit and dilution accordingly, and clearly indicate in your disclosures that you have a net tangible deficit, not book value.
Financial Statements, page F-1

2. We note your response to comment 4. Notwithstanding your intended use of the proceeds from your offering, you are required under Rule 8-04 of Regulation S-X to include in your filing the financial statements of businesses that are probable of being acquired.
 Leandro Iglesias
iQSTEL Inc.
June 11, 2019
Page 2
General

3. We note that, in response to prior comments 3 and 6, you have removed all references to the acquisition of SwissLink Carrier AG from the offering circular because no proceeds from the offering will be used to fund the acquisition. Please note that, since the
      SwissLink acquisition appears to be material, you must disclose the existence and terms of the definitive purchase agreement whether or not you use any offering proceeds to fund the acquisition. Therefore, please revise to disclose the material terms of the purchase agreement for SwissLink in an appropriate section of your offering circular and file the agreement as an exhibit to the offering statement.
        You may contact Christie Wong, Staff Accountant, at 202-551-3684, or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Kathleen Krebs, Special Counsel, at 202-551-3350, with any other questions.



                                                          Sincerely,
FirstName LastNameLeandro Iglesias
                                                          Division of
Corporation Finance
Comapany NameiQSTEL Inc.
                                                          Office of
Telecommunications
June 11, 2019 Page 2
cc:       Scott Doney
FirstName LastName